

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2015

Via E-mail
Andrew J. Norstrud
Chief Executive Officer, Principal Financial Officer, Director
General Employment Enterprises, Inc.
184 Shuman Blvd.
Suite 420
Naperville, IL 60563

> **Re: General Employment Enterprises, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 2, 2015**
> **File No. 001-05707**

Dear Mr. Norstrud:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that in connection with your acquisition of Scribe Solutions Inc. you plan to issue up to 640,000 shares of Series A Preferred Stock, which are immediately convertible into 32,000,000 shares of your common stock, and a warrant to purchase up to 6,350,000 shares of your common stock at a purchase price of $0.20 per share. We further note that you intend to submit an Additional Listing Application to the NYSE MKT in order to list these shares of common stock comprising the acquisition consideration. Please tell us how these transactions comply with Section 5 of the Securities Act.

2.   Please provide the disclosure required by Item 11(b) of Schedule 14A with respect to the warrants to be issued.

3.   It appears that certain financial statements, including financial statements of Scribe Solutions Inc., may be required by Items 11(e) and 13(a)(1) of Schedule 14A and Regulation S-X. Additionally, we were unable to locate the other disclosures required by Item 13(a) of Schedule 14A. Please revise your disclosure to include such financial statements and other information, or provide us with a detailed response as to why you believe you are not required to include this disclosure.

4.   We were unable to locate the disclosures required by Item 14 of Schedule 14A. Please revise your disclosure to include this information or provide us with a detailed response as to why you believe you are not required to include this disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sara von Althann at (202) 551-3207 or me at (202) 551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Staff Attorney

cc: Clint J. Gage, Esq.